Exhibit 99.2



GOVERNMENT PROPERTIES INCOME TRUST

First Quarter 2011

Supplemental Operating and Financial Data

All amounts in this report are unaudited.

TABLE OF CONTENTS

Page

WARNING CONCERNING
FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS. WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS.   THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR.   FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ABILITY TO PAY DISTRIBUTIONS IN THE FUTURE AND THE EXPECTED AMOUNTS THEREOF,

- OUR ACQUISITIONS OF PROPERTIES,

- THE CREDIT QUALITY OF OUR TENANTS,

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, SIGN NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS,

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY,

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, COMMONWEALTH REIT AND REIT MANAGEMENT & RESEARCH LLC AND ITS RELATED ENTITIES AND AFFILIATES,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS, AND

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES.

FOR EXAMPLE:

- CONTINGENCIES IN OUR ACQUISITION AGREEMENTS MAY CAUSE THESE TRANSACTIONS NOT TO OCCUR OR TO BE DELAYED,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS; WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,

- IF THE AVAILABILITY OF DEBT CAPITAL BECOMES RESTRICTED, WE MAY BE UNABLE TO REFINANCE OR REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE OR TO REFINANCE ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE, AND

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, WHICH EXCEED OUR CAPITAL COSTS; WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS GOVERNMENT TENANTS' NEEDS FOR LEASED SPACE, NATURAL DISASTERS, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDED UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION

COMPANY PROFILE

The Company:

Government Properties Income Trust, or GOV, we or us, is a real estate investment trust, or REIT, which owns buildings that are majority leased to government tenants located throughout the United States. The majority of our properties are office buildings. As of March 31, 2011, we owned 58 properties with approximately 7.1 million rentable square feet. Forty-six properties are primarily leased to the U.S. Government and twelve properties are primarily leased to the state governments of California, Maryland, Massachusetts, Minnesota, New Jersey and South Carolina. GOV was formed in February 2009 and became a public company on June 8, 2009. We are included in the Russell 2000® stock index and the MSCI US REIT index.

Strategy:

Our primary business strategy is to maintain our properties, seek to renew our leases as they expire, selectively acquire additional properties that are majority leased to government tenants and to pay distributions to shareholders. As current leases expire, we will attempt to renew our leases with our existing tenants or enter into leases with new tenants, in both circumstances at rents which are equal to or greater than the rents we now receive. Our ability to renew leases with our existing tenants or to enter into new leases with new tenants and the rents we are able to charge will be dependent in large part upon market conditions which are generally beyond our control. Although we sometimes may sell properties, we generally consider ourselves to be a long term investor and are more interested in the long term earnings potential of our properties than selling properties for short term gains. We do not have any off balance sheet investments in real estate entities.

Management:

GOV is managed by Reit Management & Research LLC, or RMR. RMR is a private company which was founded in 1986 to manage public investments in real estate. As of March 31, 2011, RMR managed a large portfolio of publicly owned real estate, including approximately 1,400 properties, located in 46 states, Washington, DC, Puerto Rico, Canada and Austrailia. RMR has approximately 660 employees in its headquarters and regional offices located throughout the U.S. In addition to managing GOV, RMR also manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office and industrial properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH, and to TravelCenters of America LLC, an operator of travel centers, which is a tenant of HPT. An affiliate of RMR, RMR Advisors, Inc., is the investment manager of mutual funds, which principally invest in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of over $18.2 billion as of March 31, 2011. We believe that being managed by RMR is a competitive advantage for GOV because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to GOV at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 219-1441

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares -- GOV

Issuer Ratings:
Moody's -- Baa3
Standard & Poor's -- BBB-

Portfolio Data (as of 3/31/11):

Total properties	58
Total sq. ft. (000s)	7,079
Percent leased	96.3%

Government Properties Income Trust
Supplemental Operating and Financial Data
March 31, 2011

INVESTOR INFORMATION

Board of Trustees

Senior Management

David M. Blackman
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Government Properties Income Trust
Two Newton Place, Suite 300
255 Washington Street
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 796-8267
(e-mail) info@govreit.com
(website) www.govreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges, Treasurer and Chief Financial Officer, at (617) 219-1440 or mkleifges@govreit.com.

Investor and media inquiries should be directed to Timothy A. Bonang, Vice President, Investor Relations, at (617) 796-8222 or tbonang@govreit.com, or Elisabeth Heiss, Manager, Investor Relations, at (617) 796-8222 or eheiss@govreit.com.

Government Properties Income Trust
Supplemental Operating and Financial Data
March 31, 2011

RESEARCH COVERAGE

Equity Research Coverage

Banc of America Merrill Lynch Research
James Feldman
(212) 449-6255

Janney Capital Markets
Daniel P. Donlan
(215) 665-6476

Jefferies & Company, Inc.
Omotayo Okusanya
(212) 336-7076

JMP Securities
Mitch Germain
(212) 906-3546

Morgan Keegan
Stephen Swett
(212) 508-7585

RBC Capital Markets
David Rodgers
(440) 715-2647

Wells Fargo Securities
Brendan Maiorana
(443) 263-6516

Rating Agencies

Moody's Investors Service
Lori D. Marks
(212) 553-0376

Standard and Poor's
Susan Madison
(212) 438-4516

GOV is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding GOV's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of GOV or its management. GOV does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION

Government Properties Income Trust
Supplemental Operating and Financial Data
March 31, 2011

KEY FINANCIAL DATA
(amounts in thousands, except per share data)

	As of and for the Three Months Ended				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Shares Outstanding:					
Common shares outstanding (at end of period)	40,501	40,501	40,501	31,264	31,256
Weighted average common shares outstanding	40,501	40,501	36,369	31,261	29,084
Common Share Data:					
Price at end of period	$ 26.86	$ 26.79	$ 26.70	$ 25.52	$ 26.01
High during period	$ 27.22	$ 28.21	$ 28.53	$ 28.40	$ 26.01
Low during period	$ 25.54	$ 25.41	$ 24.65	$ 23.95	$ 21.64
Annualized dividends declared per share [1]	$ 1.64	$ 1.64	$ 1.64	$ 1.60	$ 1.60
Annualized dividend yield (at end of period)	6.1%	6.1%	6.1%	6.3%	6.2%
Annualized funds from operations (FFO)[2] multiple (at end of period)	14.0x	14.1x	15.5x	14.1x	15.0x
Market Capitalization:					
Total debt (book value)	$ 201,165	$ 164,428	$ 98,760	$ 117,944	$ 36,126
Plus: market value of common shares (at end of period)	1,087,857	1,085,022	1,081,377	797,857	812,969
Total market capitalization	$ 1,289,022	$ 1,249,450	$ 1,180,137	$ 915,801	$ 849,095
Total debt / total market capitalization	15.6%	13.2%	8.4%	12.9%	4.3%
Book Capitalization:					
Total debt	$ 201,165	$ 164,428	$ 98,760	$ 117,944	$ 36,126
Plus: total shareholders' equity	751,049	757,397	767,468	553,380	558,164
Total book capitalization	$ 952,214	$ 921,825	$ 866,228	$ 671,324	$ 594,290
Total debt / total book capitalization	21.1%	17.8%	11.4%	17.6%	6.1%
Selected Balance Sheet Data:					
Total assets	$ 980,761	$ 951,288	$ 898,581	$ 686,278	$ 606,549
Total liabilities	$ 229,712	$ 193,891	$ 131,113	$ 132,898	$ 48,385
Gross book value of real estate assets [3]	$ 1,081,366	$ 1,038,355	$ 1,012,141	$ 806,584	$ 668,806
Total debt / gross book value of real estate [3]	18.6%	15.8%	9.8%	14.6%	5.4%
Selected Income Statement Data:					
Rental income	$ 39,076	$ 36,727	$ 30,746	$ 25,940	$ 23,355
EBITDA [4]	$ 22,052	$ 21,430	$ 17,685	$ 15,850	$ 14,117
Property net operating income (NOI) [5]	$ 24,343	$ 23,537	$ 19,471	$ 17,480	$ 15,553
NOI margin [6]	62.3%	64.1%	63.3%	67.4%	66.6%
Net income [7]	$ 10,254	$ 6,540	$ 6,669	$ 7,735	$ 6,851
FFO [2]	$ 19,469	$ 19,171	$ 15,677	$ 14,147	$ 12,575
Common distributions paid	$ 16,606	$ 16,605	$ 12,818	$ 12,503	$ 8,592
FFO payout ratio	85.3%	86.6%	81.8%	88.4%	68.3%
Per Share Data :					
Net income [7]	$ 0.25	$ 0.16	$ 0.18	$ 0.25	$ 0.24
FFO [2]	$ 0.48	$ 0.47	$ 0.43	$ 0.45	$ 0.43
Coverage Ratios:					
EBITDA [4] / interest expense	8.7x	9.9x	9.0x	9.4x	9.2x
Total Debt / Annualized EBITDA [4]	2.3x	1.9x	1.4x	1.9x	0.6x

[1] On April 5, 2011, we announced that our regular quarterly common distribution had been increased by $0.01 to $0.42 per common share ($1.68 per share per year) effective with the distribution to be paid on or about May 24, 2011.

[2] See Exhibit C for the calculation of funds from operations, or FFO, and FFO per share.

[3] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any.

[4] See Exhibit B for the calculation of EBITDA.

[5] See Exhibit A for the calculation of NOI and the reconciliation of NOI to net income.

[6] NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for more information.

[7] Net income for the quarter ended December 31, 2010 includes a $3,786, or $0.09 per share, non-cash loss on extinguishement of debt.

Government Properties Income Trust
Supplemental Operating and Financial Data
March 31, 2011

CONDENSED CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share data)

	As of 3/31/2011	As of 12/31/2010
ASSETS		
Real estate properties:		
Land	$ 150,209	$ 143,774
Buildings and improvements	864,712	833,719
	1,014,921	977,493
Accumulated depreciation	(137,018)	(131,046)
	877,903	846,447
Acquired real estate leases, net	62,569	60,097
Cash and cash equivalents	906	2,437
Restricted cash	1,820	1,548
Rents receivable, net	20,966	19,200
Deferred leasing costs, net	921	1,002
Deferred financing costs, net	3,455	3,935
Other assets, net	12,221	16,622
Total assets	$ 980,761	$ 951,288
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 155,000	$ 118,000
Mortgage notes payable	46,165	46,428
Accounts payable and accrued expenses	12,614	14,436
Due to affiliates	2,512	1,348
Acquired real estate lease obligations, net	13,421	13,679
Total liabilities	229,712	193,891
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value: 50,000,000 shares authorized, 40,500,800 shares issued and outstanding	405	405
Additional paid in capital	776,913	776,913
Cumulative other comprehensive income	6	2
Cumulative net income	51,590	41,336
Cumulative common distributions	(77,865)	(61,259)
Total shareholders' equity	751,049	757,397
Total liabilities and shareholders' equity	$ 980,761	$ 951,288

Government Properties Income Trust
Supplemental Operating and Financial Data
March 31, 2011

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	For the Three Months Ended	
	3/31/2011	3/31/2010
Rental income [1]	$ 39,076	$ 23,355
Expenses:		
Real estate taxes	4,457	2,568
Utility expenses	3,507	1,677
Other operating expenses	6,769	3,557
Depreciation and amortization	8,386	4,880
Acquisition related costs	829	844
General and administrative	2,343	1,459
Total expenses	26,291	14,985
Operating income	12,785	8,370
Interest and other income	15	51
Interest expense (including net amortization of debt premiums and deferred financing fees of $418 and $532, respectively)	(2,537)	(1,531)
Equity in earnings (losses) of an investee	37	(28)
Income before income tax expense	10,300	6,862
Income tax expense	(46)	(11)
Net income	$ 10,254	$ 6,851
Weighted average common shares outstanding	40,501	29,084
Net income per common share	$ 0.25	$ 0.24
Additional Data:		
General and administrative expenses / rental income	6.00%	6.25%
General and administrative expenses / total assets (at end of period)	0.24%	0.28%
Non cash straight line rent adjustments [1]	$ 118	$ (65)
Lease value amortization [1]	$ 172	$ 34

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable obligations of our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

Government Properties Income Trust
Supplemental Operating and Financial Data
March 31, 2011

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the Three Months Ended	
	3/31/2011	3/31/2010
Cash flows from operating activities:		
Net income	$ 10,254	$ 6,851
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	5,972	4,146
Net amortization of debt premium and deferred financing fees	418	532
Amortization of acquired real estate leases	2,126	589
Amortization of deferred leasing costs	116	107
Equity in (earnings) losses of an investee	(37)	28
Change in assets and liabilities:		
(Increase) decrease in restricted cash	(272)	(1,105)
(Increase) decrease in deferred leasing costs	(35)	(25)
(Increase) decrease in rents receivable	(1,766)	1,308
(Increase) decrease in due from affiliates	-	(258)
(Increase) decrease in other assets	72	792
Increase (decrease) in accounts payable and accrued expenses	(1,298)	670
Increase (decrease) in due to affiliates	1,164	378
Cash provided by operating activities	16,714	14,013
Cash flows from investing activities:		
Real estate acquisitions and improvements	(38,438)	(33,112)
Investment in Affiliates Insurance Company	-	(20)
Cash used in investing activities	(38,438)	(33,132)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	-	199,254
Repayment of mortgage loans	(198)	(96)
Borrowings on revolving credit facility	75,000	16,000
Payments on revolving credit facility	(38,000)	(160,375)
Financing fees	(3)	(937)
Distributions to common shareholders	(16,606)	(8,593)
Cash provided by financing activities	20,193	45,253
(Decrease) increase in cash and cash equivalents	(1,531)	26,134
Cash and cash equivalents at beginning of period	2,437	1,478
Cash and cash equivalents at end of period	$ 906	$ 27,612
Supplemental cash flow information:		
Interest paid	$ 2,687	$ 885
Taxes paid	31	53
Non-cash investing activities		
Assumption of mortgage debt in connection with real estate acquisitions	$ -	$ (35,196)
Non-cash financing activities		
Mortgage debt assumed	$ -	$ 35,196

Government Properties Income Trust
Supplemental Operating and Financial Data
March 31, 2011

DEBT SUMMARY

(dollars in thousands)

	Coupon Rate	Interest Rate [1]	Principal Balance [1]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
$500 million unsecured revolving credit facility [2]	2.37%	2.37%	$ 155,000	10/28/2013	$ 155,000	2.6
Secured Fixed Rate Debt:						
Secured debt - One property in Landover, MD	6.21%	6.21%	$ 24,800	8/1/2016	$ 23,296	5.3
Secured debt - One property in Lakewood, CO	8.15%	6.15%	10,582	3/1/2021	-	9.9
Secured debt - One property in Tampa, FL	7.00%	5.15%	10,783	3/1/2019	7,890	7.9
Total / weighted average secured fixed rate debt	6.84%	5.95%	$ 46,165		$ 31,186	7.0
Summary Debt:						
Total / weighted average floating rate debt	2.37%	2.37%	$ 155,000		$ 155,000	2.6
Total / weighted average secured fixed rate debt	6.84%	5.95%	46,165		31,186	7.0
Total / weighted average debt	3.40%	3.19%	$ 201,165		$ 186,186	3.6

[1] Includes the effect of mark to market accounting for mortgage debts assumed. Excludes the effects of offering and transaction costs.

[2] Interest is generally set at LIBOR plus a spread which varies based upon our senior unsecured debt ratings; the coupon rate and interest rate listed above is as of 3/31/2011. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to 10/28/14.

Government Properties Income Trust
Supplemental Operating and Financial Data
March 31, 2011

DEBT MATURITY SCHEDULE

(dollars in thousands)

Year	Unsecured Floating Rate Debt [1]	Secured Fixed Rate Debt	Total [2]
2011	$ -	$ 704	$ 704
2012	-	1,153	1,153
2013	155,000	1,248	156,248
2014	-	1,345	1,345
2015	-	1,450	1,450
2016	-	24,708	24,708
2017	-	1,308	1,308
2018	-	1,415	1,415
2019	-	9,168	9,168
2020 and thereafter	-	1,683	1,683
Total	$ 155,000	$ 44,182	$ 199,182
Percent	77.8%	22.2%	100.0%

[1] Represents amounts outstanding on our $500 million unsecured revolving credit facility at 3/31/2011 that matures 10/28/2013. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to 10/28/2014.

[2] The total debt as of 3/31/2011, including unamortized mark to market premiums, was $201,165.

Government Properties Income Trust
Supplemental Operating and Financial Data
March 31, 2011

LEVERAGE RATIOS AND COVERAGE RATIOS

	As of and for the Three Months Ended				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Leverage Ratios:					
Total debt / total market capitalization[1]	15.6%	13.2%	8.4%	12.9%	4.3%
Total debt / total book capitalization[1]	21.1%	17.8%	11.4%	17.6%	6.1%
Total debt / total assets[1]	20.5%	17.3%	11.0%	17.2%	6.0%
Total debt / gross book value of real estate assets [2]	18.6%	15.8%	9.8%	14.6%	5.4%
Secured debt / total assets	4.7%	4.9%	11.0%	17.2%	6.0%
Coverage Ratios:					
EBITDA [3] / interest expense [4]	8.7x	9.9x	9.0x	9.4x	9.2x
Total Debt / Annualized EBITDA [3]	2.3x	1.9x	1.4x	1.9x	0.6x

[1] Debt includes the effect of mark to market accounting for mortgage debts assumed at the time of certain real estate acquisitions.

[2] Gross book value of real estate assets is real estate properties, at cost, including purchase price allocations less impairment writedowns, if any.

[3] See Exhibit B for the calculation of EBITDA.

[4] Interest expense includes the net amortization of debt premiums and deferred financing fees.

ACQUISITION INFORMATION SINCE 1/1/2011

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Date Acquired	City and State	Number of Properties	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant - Occupant
Feb-11	Woodlawn, MD	2	183	$ 28,000	$ 153.37	9.0%	4.0	100.0%	U.S. Government - Social Security Administration
Feb-11	Quincy, MA	1	93	14,000	151.27	10.2%	5.1	100.0%	Commonwealth of Massachusetts - Registry of Motor Vehicles
	Total / Weighted Average	3	276	$ 42,000	$ 152.17	9.4%	4.4	100.0%	

[1] Represents the gross contract purchase price including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

[2] Represents the ratio of the estimated current GAAP based annual rental income less property operating expenses to the purchase price on the date of acquisition.

[3] Average remaining lease term based on rental income as of the date of acquisition.

[4] Percent leased as of the date of acquisition.

PORTFOLIO INFORMATION

Government Properties Income Trust
Supplemental Operating and Financial Data
March 31, 2011

PORTFOLIO SUMMARY

	Number of Properties	Sq. Ft.	% Sq. Ft.	% Rental Income[1]	% NOI Three Months Ended 3/31/2011 [2]
Properties majority leased to the U.S. Government	47	5,908,589	83.5%	81.7%	83.2%
Properties majority leased to state governments	11	1,170,362	16.5%	18.3%	16.8%
	58	7,078,951	100.0%	100.0%	100.0%

[1] Percentage of rental income is calculated using the annualized rent from tenants pursuant to signed leases as of 3/31/2011, plus estimated expense reimbursements; and excludes lease value amortization.

[2] See Exhibit A for the calculation of NOI and the reconciliation of NOI to net income.

Government Properties Income Trust
Supplemental Operating and Financial Data
March 31, 2011

SUMMARY ACTUAL AND SAME PROPERTY RESULTS

(dollars and sq. ft. in thousands)

	Summary Actual Results For the Three Months Ended		Summary Same Property Results For the Three Months Ended [1]	
	3/31/2011	3/31/2010	3/31/2011	3/31/2010
Properties (end of period)	58	35	33	33
Total sq. ft.	7,079	4,390	3,958	3,958
Percent leased [2]	96.3%	100.0%	99.8%	100.0%
Rental income [3]	$ 39,076	$ 23,355	$ 21,827	$ 21,969
Property net operating income (NOI) [4]	$ 24,343	$ 15,553	$ 14,416	$ 14,497
NOI % margin	62.3%	66.6%	66.0%	66.0%
NOI % growth	56.5%	-	-0.6%	-

[1] Based on properties we owned continuously since 1/1/2010.

[2] Percent leased includes (i) space being fitted out for occupancy pursuant to signed leases, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any.

[3] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

[4] See Exhibit A for the calculation of NOI and the reconciliation of NOI to net income.

Government Properties Income Trust
Supplemental Operating and Financial Data
March 31, 2011

TENANT IMPROVEMENTS, LEASING COSTS AND CAPITAL IMPROVEMENTS

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended									
	3/31/2011		12/31/2010		9/30/2010		6/30/2010		3/31/2010	
Tenant improvements (TI)	$	125	$	383	$	648	$	87	$	209
Leasing costs (LC)		35		28		62		22		25
Total TI and LC		160		411		710		109		234
Building improvements [1]		29		1,680		369		200		33
Development, redevelopment and other activities [2]		130		494		251		212		13
Total capital improvements, including TI and LC	$	319	$	2,585	$	1,330	$	521	$	280
Sq. ft. beginning of period		6,804		6,471		4,905		4,390		3,957
Sq. ft. end of period		7,079		6,804		6,471		4,905		4,390
Average sq. ft. during period		6,942		6,638		5,688		4,648		4,174
Building improvements per average sq. ft. during period	$	-	$	0.25	$	0.06	$	0.04	$	0.01

[1] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[2] Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

Government Properties Income Trust
Supplemental Operating and Financial Data
March 31, 2011

OCCUPANCY AND LEASING SUMMARY
(dollars and sq. ft. in thousands, except per sq. ft. data)

| | As of and for the Three Months Ended | | | | |
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Properties	58	55	53	41	35
Total sq. ft. [1]	7,079	6,804	6,469	4,905	4,390
Percentage leased	96.3%	96.1%	96.0%	99.7%	100.0%
Leasing Activity (sq. ft.):					
New leases	10	2	5	2	3
Renewals	11	45	71	11	1
Total	21	47	76	13	4
Capital Commitments [2]:					
New leases	$ 126	$ 23	$ 18	$ 44	$ 8
Renewals	334	31	13	90	16
Total	$ 460	$ 54	$ 31	$ 134	$ 24
Capital Commitments per Sq. Ft. [2]:					
New leases	$ 13.00	$ 9.78	$ 3.82	$ 21.25	$ 2.39
Renewals	$ 29.66	$ 0.68	$ 0.18	$ 8.60	$ 15.87
Total	$ 22.05	$ 1.14	$ 0.40	$ 10.68	$ 5.46
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	2.9	7.8	1.8	5.3	1.1
Renewals	7.2	1.2	5.2	3.7	5.8
Total	5.1	1.6	5.0	4.0	2.2
Capital Commitments per Sq. Ft. per Year:					
New leases	$ 4.58	$ 1.25	$ 2.09	$ 4.03	$ 2.13
Renewals	$ 4.15	$ 0.55	$ 0.03	$ 2.32	$ 2.72
Total	$ 4.29	$ 0.72	$ 0.08	$ 2.70	$ 2.43

[1] Sq. ft. measurements are subject to modest changes when space is remeasured or reconfigured for new tenants.

[2] Represents commitments to tenant improvements and leasing costs.

The above leasing summary is based on leases executed during the periods indicated.

TENANT LIST

	Tenant	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Rental Income [2]
	U.S. Government:			
1	Internal Revenue Service	757,732	10.7%	7.5%
2	U.S. Citizenship & Immigration Services	334,750	4.7%	7.4%
3	Centers for Disease Control	481,266	6.8%	6.2%
4	Department of Agriculture	337,500	4.8%	5.9%
5	Department of Justice	245,122	3.5%	5.6%
6	Department of Veterans Affairs	315,608	4.4%	5.1%
7	Federal Bureau of Investigation	269,856	3.8%	4.7%
8	National Business Center	212,996	3.0%	3.1%
9	Defense Intelligence Agency	266,000	3.8%	3.0%
10	Drug Enforcement Agency	202,392	2.9%	2.9%
11	Department of Energy	220,702	3.1%	2.8%
12	National Park Service	166,745	2.4%	2.8%
13	Food and Drug Administration	133,920	1.9%	2.7%
14	Social Security Administration	171,217	2.4%	2.4%
15	U.S. Courts	112,021	1.6%	2.3%
16	Defense Information Systems	163,407	2.3%	2.0%
17	Bureau of Land Management	183,325	2.6%	1.7%
18	U.S. Postal Service	321,800	4.5%	1.6%
19	Defense Nuclear Facilities Safety Board	58,931	0.8%	1.3%
20	Occupational Health and Safety Administration	57,770	0.8%	1.3%
21	Department of Housing and Urban Development	90,487	1.3%	1.0%
22	Financial Management Service	98,073	1.4%	1.0%
23	Environmental Protection Agency	43,232	0.6%	1.0%
24	Military Entrance Processing Station	27,634	0.4%	0.7%
25	Bureau of Prisons	51,138	0.7%	0.5%
26	Equal Employment Opportunity Commission	19,409	0.3%	0.2%
27	National Labor Relations Board	10,615	0.1%	0.2%
28	U.S. Coast Guard	6,419	0.1%	0.1%
29	Department of State	5,928	0.1%	0.1%
30	Executive Office for Immigration Review	5,500	0.1%	0.1%
31	Department of Labor	6,459	0.1%	0.0%
		5,377,954	76.0%	77.2%
	State Government:			
1	State of Massachusetts - three agency occupants	307,119	4.3%	6.0%
2	State of California - six agency occupants	260,199	3.7%	3.8%
3	State of New Jersey - Department of Treasury	173,189	2.5%	3.2%
4	State of South Carolina - five agency occupants	137,897	1.9%	1.3%
5	State of Maryland - three agency occupants	84,674	1.2%	0.8%
6	State of Minnesota - two agency occupants	71,821	1.0%	0.7%
		1,034,899	14.6%	15.8%
	105 Non-Government Tenants	404,135	5.7%	7.0%
	Subtotal Leased Square Feet	6,816,988	96.3%	100.0%
	Available for Lease	261,963	3.7%	--
	Total Square Feet	7,078,951	100.0%	100.0%

[1] Sq. ft. is pursuant to signed leases as of 3/31/2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased, but is not occupied or is being offered for sublease, if any.

[2] Percentage of rental income is calculated using annualized rent from tenants pursuant to signed leases as of 3/31/2011, plus estimated expense reimbursements; and excludes lease value amortization.

LEASE EXPIRATION SCHEDULE

(dollars and sq. ft. in thousands)

	Sq. Ft. Expiring [1]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Rental Income Expiring [2]	% of Rental Income Expiring	Cumulative % of Rental Income Expiring
2011	938	13.8%	13.8%	$ 21,149	13.3%	13.3%
2012	1,052	15.4%	29.2%	28,354	17.8%	31.1%
2013	954	14.0%	43.2%	16,193	10.2%	41.3%
2014	391	5.7%	48.9%	7,937	5.0%	46.3%
2015	1,197	17.6%	66.5%	26,695	16.8%	63.1%
2016	423	6.2%	72.7%	11,018	6.9%	70.0%
2017	497	7.3%	80.0%	9,840	6.2%	76.2%
2018	330	4.8%	84.8%	10,978	6.9%	83.1%
2019	665	9.8%	94.6%	15,809	9.9%	93.0%
2020 and thereafter	370	5.4%	100.0%	11,128	7.0%	100.0%
Total	6,817	100.0%		$ 159,101	100.0%	
Weighted average remaining lease term (in years)	4.0			4.2		

[1] Sq. ft. is pursuant to signed leases as of 3/31/2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased, but is not occupied or is being offered for sublease, if any.

[2] Rental income is annualized rent from tenants pursuant to signed leases as of 3/31/2011, plus estimated expense reimbursements; and excludes lease value amortization.

EXHIBITS

Government Properties Income Trust
Supplemental Operating and Financial Data
March 31, 2011

CALCULATION AND RECONCILIATION OF PROPERTY NET OPERATING INCOME (NOI)

(amounts in thousands)

	For the Three Months Ended	
	3/31/2011	3/31/2010
Calculation of NOI:		
Rental income [1]	$ 39,076	$ 23,355
Operating expenses	(14,733)	(7,802)
Property net operating income (NOI)	$ 24,343	$ 15,553
Reconciliation of NOI to Net Income:		
Property net operating income (NOI)	$ 24,343	$ 15,553
Depreciation and amortization	(8,386)	(4,880)
Acquisition related costs	(829)	(844)
General and administrative	(2,343)	(1,459)
Operating income	12,785	8,370
Interest and other income	15	51
Interest expense	(2,537)	(1,531)
Income tax expense	(46)	(11)
Equity in earnings (losses) of an investee	37	(28)
Net income	$ 10,254	$ 6,851

(1) We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments of approximately $118 and ($65) for the three months ended March 31, 2011 and 2010, respectively. Rental income includes non-cash amortization of intangible lease assets and liabilities of approximately $172 and $34 for the three months ended March 31, 2011 and 2010, respectively. Rental income also includes reimbursements, tax escalations, parking revenues, service income and other fixed and variable payments received by us from our tenants.

We compute NOI as shown above. We consider NOI to be an appropriate supplemental measure of our operating performance because we believe it helps both investors and management understand the operations of our properties. We believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. Our management uses NOI to evaluate individual and company wide property level performance. The calculation of NOI excludes depreciation and amortization, acquisition related costs, and general and administrative expenses from the calculation of net income in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance. Other REITs may calculate NOI differently than us.

Government Properties Income Trust
Supplemental Operating and Financial Data
March 31, 2011

CALCULATION OF EBITDA

(amounts in thousands)

	For the Three Months Ended			
	3/31/2011		3/31/2010	
Net income	$	10,254	$	6,851
Plus: interest expense		2,537		1,531
Plus: income tax expense		46		11
Plus: depreciation and amortization		8,386		4,880
Plus: acquisition related costs		829		844
EBITDA	$	22,052	$	14,117

We compute EBITDA, or earnings before interest, taxes, depreciation and amortization, as net income plus interest expense, income tax expense, if any, depreciation and amortization and acquisition related costs. We consider EBITDA to be an appropriate measure of our performance, along with net income and cash flow from operating, investing and financing activities. We believe EBITDA provides useful information to investors because by excluding the effects of certain historical costs, such as interest expense and depreciation and amortization expense, EBITDA can facilitate a comparison of our current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. Other REITs may calculate EBITDA differently than us.

EXHIBIT C

Government Properties Income Trust
Supplemental Operating and Financial Data
March 31, 2011

CALCULATION OF FUNDS FROM OPERATIONS (FFO)

(amounts in thousands, except per share data)

	For the Three Months Ended	
	3/31/2011	3/31/2010
Net income	$ 10,254	$ 6,851
Plus: depreciation and amortization	8,386	4,880
Plus: acquisition related costs	829	844
FFO	$ 19,469	$ 12,575
Weighted average common shares outstanding	40,501	29,084
FFO per share	$ 0.48	$ 0.43

We compute FFO as shown in the calculations above. Our calculation of FFO differs from the National Association of Real Estate Investment Trusts, or NAREIT, definition because we exclude acquisition related costs from the determination of FFO. We consider FFO to be an appropriate measure of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO provides useful information to investors because, by excluding the effects of certain historical amounts, such as acquisition related costs and depreciation expense, FFO can facilitate a comparison of operating performance between historical periods. FFO does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. FFO is one factor considered by our Board of Trustees in determining the amount of distributions to shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our unsecured revolving credit facility, the availability of debt and equity capital to us and our expectations of future capital requirements and operating performance. Other REITs may calculate FFO differently than us.